UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CHAMBERS STREET PROPERTIES

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

157842-105

(CUSIP Number of Class of Securities)

Jack A. Cuneo

President and Chief Executive Officer

Chambers Street Properties

47 Hulfish Street, Suite 210

Princeton, New Jersey 08542

(609) 683-4900

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Jason D. Myers

Ivan Presant

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	N/A

Form or Registration No:	N/A	Date Filed	N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached as Exhibit 99.1 to this filing is a list of questions and answers pertaining to certain actions of Chambers Street Properties (the “Company”), including the previously announced issuer tender offer, which the Company posted on its website on May 14, 2013.

Exhibit Number	Description

99.1	Frequently Asked Questions posted on the Company’s website on May 14, 2013